RMB Securities (USA) Inc.
(A wholly owned subsidiary of FirstRand Securities Limited)

Audited Statement of Financial Condition
June 30, 2025

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Table of Contents
June 30, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70765

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING _____07/01/2024_____ AND ENDING _____06/30/2025_____
$\qquad$ MM/DD/YY $\qquad\qquad\qquad\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RMB Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza, Suite 23A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Chin	212-751-4422	Phyllis.Chin@rmbsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Rayfield & Licata, PC
(Name – if individual, state last, first, middle name)

25B Vreeland Road, Suite 104	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)
01/11/2005			1442
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gregory, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RMB Securities (USA) Inc., as of June 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Chief Executive Officer

_____
Notary Public

Tara A. Hernandez
Notary Public, State of New York
Registration No. 01HE6242619
Qualified in Bronx County
Commission Expires June 6, 2027

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Rayfield & Licata
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
RMB Securities (USA) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RMB Securities (USA) Inc. as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RMB Securities (USA) Inc. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RMB Securities (USA) Inc.'s management. Our responsibility is to express an opinion on RMB Securities (USA) Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RMB Securities (USA) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as RMB Securities (USA) Inc.'s auditor since 2021.

Rayfield & Licata

August 12, 2025
Florham Park, New Jersey

25B Vreeland Road, Suite 104, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

3

Website www.rayfield-licata.com

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Statement of Financial Condition
June 30, 2025

ASSETS

Cash	$	4,840,487
Due from affiliates		1,356,668
Prepaid expenses		198,115
Leasehold improvements, at cost, less accumulated amortization of $130,019		94,879
Operating lease right-of-use asset		825,413
Deferred taxes		143,760
Security deposit		176,288
Total assets	$	7,635,610

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities	$	1,104,238
Income taxes payable		10,401
Operating lease liability		915,366
Total liabilities		2,030,005

STOCKHOLDER'S EQUITY

Common stock (at $1 par value)		
3,000 shares authorized		
1,000 shares outstanding		1,000
Additional paid-in capital		4,999,000
Retained earnings		605,605
Total stockholder's equity		5,605,605
Total liabilities and stockholder's equity	$	7,635,610

The accompanying notes are an integral part of the financial statement.

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Notes to the Financial Statement
June 30, 2025

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware corporation, was incorporated on April 26, 2021. The Company is a wholly owned subsidiary of FirstRand Securities Limited. FirstRand Securities Limited is ultimately a wholly owned subsidiary of FirstRand Limited. The Company was established by FirstRand Securities Limited to assume U.S. broker-dealer chaperoning services for FirstRand Bank Limited (London Branch) previously provided by a third-party entity.

The Company became a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and a member of the Financial Industry Regulatory Authority ("FINRA") on March 3, 2022.

The Company provides securities transactions chaperoning services on an agency basis to its non-U.S. FirstRand Group affiliates, primarily FirstRand Bank Limited (London Branch), in accordance with the exemptive provisions of Rule 15a-6 under the Exchange Act. In that regard, the Company provides chaperoning services to its foreign associated personnel when visiting major U.S. institutional investors, chaperones transactions in foreign securities involving major U.S. institutional investors that are executed, cleared, and settled predominantly in foreign markets, and chaperones the distribution of third-party research to qualified institutional buyers ("QIBs") and major U.S. institutional investors. In addition, the Company provides professional services and other operational support to the FirstRand Bank Limited New York Representative Office ("Rep Office"). The Rep Office was established in February 2023 to promote FirstRand Bank Limited's products and services to multinationals, Non-Governmental Organizations ("NGOs") and major corporations based in the U.S.

The Company does not hold or owe funds or securities for customers and does not carry accounts for customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Exchange Act under Section (k)(2)(i).

B. Leasehold Improvements and Amortization

Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease (sixty-six months).

C. Securities Transactions

For the year ended June 30, 2025, all of the Company's securities activities consisted of serving in an agency capacity and chaperoning securities transactions for a non-U.S. affiliate pursuant to the exemptive provisions of Rule 15a-6 under the Exchange Act. Accordingly, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for aged failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law.

As of June 30, 2025, the Company had no failed transactions that required either a net capital charge in its computation of net capital or recognition in its financial statement.

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Notes to the Financial Statement
June 30, 2025

D.   Leases

The Company accounts for operating leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 842, Leases. As such, it recognizes an operating lease right-of-use asset and a corresponding operating lease liability for all leases with a lease term of greater than one year. The operating lease liability is initially recorded based on the present value of the future lease payments, discounted using the lease's implicit rate if it is determinable; otherwise, the Company uses its incremental borrowing rate for borrowings of similar amounts and terms based upon information available at the commencement date for each lease. The operating lease right-of-use asset is initially calculated at the amount of the initial measurement of the operating lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the operating lease right-of-use asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease costs for lease payments are recognized on a straight-line basis over the lease term.

Accounting Policy Election for Short-Term Leases

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term.

E.   Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at the time, pursuant to accounting principles. At June 30, 2025, the Company did not record any liabilities for uncertain tax positions.

F.   Segment Reporting

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments.

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Notes to the Financial Statement
June 30, 2025

The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for fiscal years beginning after December 15, 2023, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statement.

G. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has service level agreements with FirstRand Bank Limited (London Branch) and FirstRand Bank Limited which, among other terms and conditions, provide the methodologies by which the Company earns revenue related to the performance of services for these affiliates.

Due from affiliates of $1,356,668 as of June 30, 2025, consists of $333,968 due from FirstRand Bank Limited (London Branch) and $1,022,700 due from FirstRand Bank Limited related to the settlement of service fees earned from these affiliates during the year ended June 30, 2025. As of June 30, 2024, there was a balance due from affiliates of $777,778 related to settlement of these service fees for the year ended June 30, 2024.

FirstRand Group affiliates provide the Company with certain insurance coverages, information technology and other professional services.

The FirstRand Group operates a cash-settled share-based incentive plan for employees. As a member entity of the Group, this plan covers employees of the Company who have been awarded to participate in the conditional incentive plan ("Plan"). The Plan contains certain restrictive terms and conditions (e.g., pre-determined corporate performance targets and service conditions) which must be achieved prior to vesting of the incentives. Any liability applicable to awards granted to the Company's staff is recorded in the financial statements of FirstRand Bank Limited. This affiliate charges the Company for costs related to this plan, at the time of vesting.

NOTE 3: EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers all employees.

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Notes to the Financial Statement
June 30, 2025

NOTE 4: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred tax asset are as follows:

Amortization of leasehold improvements	$	18,297
Operating lease right-of-use asset		(181,591)
Accrued compensation		105,673
Operating lease liability		201,381
Total deferred tax asset	$	143,760

The Company is subject to tax examinations from federal, state and local taxing authorities for the years ended June 30, 2022 through June 30, 2025.

NOTE 5: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate non-performance by the financial institution.

NOTE 6: OPERATING LEASE

The Company has an obligation as a lessee for its office space with initial noncancelable terms in excess of one year. The Company classifies this lease as an operating lease. The lease expires September 2027 with a renewal option of five years, and the contract required the company to pay the landlord $176,288 as a security deposit which is refundable at the expiration of the agreement. Because the Company is not reasonably certain to exercise the renewal option, the optional periods are not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments to determine the lease liability. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space operating lease requires it to make variable payments for the Company's proportionate share of certain of the building's operating costs. The variable payments are not included in lease payments used to determine the lease liability.

Amounts reported in the statement of financial condition as of June 30, 2025, were as follows:

Operating leases:

Operating lease right-of-use asset	$	825,413
Operating lease liability	$	915,366

Other information related to the Company's operating lease as of June 30, 2025, is as follows:

Weighted-average remaining lease term	2.25 years
Weighted-average discount rate	4%

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Notes to the Financial Statement
June 30, 2025

Maturities of the operating lease liability as of June 30, 2025, are as follows:

Year Ending June 30,		
2026	$	423,090
2027		423,090
2028		105,773
Total undiscounted lease payments		951,953
Less imputed interest		(36,587)
Total operating lease liability	$	915,366

NOTE 7: CONTINGENCIES

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight of those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of non-compliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, there are no known claims or litigation impacting the Company.

NOTE 8: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Exchange Act. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of $3,635,895, which was $3,385,895 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1 at June 30, 2025.

NOTE 9: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker which includes providing securities transactions chaperoning services on an agency basis to its non-U.S. FirstRand Group affiliates pursuant to SEC Rule 15a-6. In connection therewith, the Company provides related professional services and other operational support to FirstRand Bank Limited. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are the same as those reported in the Company's statement of financial condition.

RMB SECURITIES (USA) INC.
(a wholly owned subsidiary of FirstRand Securities Limited)
Notes to the Financial Statement
June 30, 2025

NOTE 10: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through August 12, 2025, the date this financial statement was issued. Based upon this review, the Company did not identify any material subsequent events requiring adjustment to or disclosure in the financial statement.